August 21, 2007
VIA EDGAR
Mr. Mark P. Shuman, Branch Chief—Legal
Ms. Rebekah J. Toten, Staff Attorney
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C. 20549
Re:
ACE*COMM Corporation
Registration Statement on Form S-3
Filed June 29, 2007
File No. 333-144198
Dear Mr. Shuman and Ms. Toten:
     On behalf of our client, ACE*COMM Corporation, a Maryland corporation (the “Company”), we have filed through EDGAR, Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the above-referenced registration statement (the “Registration Statement”). This letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its comment letter dated August 2, 2007 (the “Comment Letter”) with respect to the Registration Statement.
     We have reproduced below in bold font each of the Staff’s comments set forth in the Comment Letter. Immediately following each such comment is the Company’s response in regular font. The Company’s responses in this letter correspond to the numbers placed adjacent to the Staff’s comments in the Comment Letter. The Company’s responses indicate whether Amendment No. 1 reflects a response to the Staff’s comments or the reasons why the Company believes a response is either inapplicable or inappropriate. Page numbers set forth in the Company’s responses refer to page numbers of Amendment No. 1.
General
1.	If the effective date of registration statement is delayed, update the financial statements pursuant to Rule 3-12 of Regulation S-X.

RESPONSE:	We acknowledge the Staff’s comment and will update the financial statements pursuant to Rule 3-12 of Regulation S-X prior to requesting acceleration of effectiveness.
Prospectus Summary
2.	Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible notes that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible notes).

RESPONSE: The requested disclosure has been provided under “The Offering” on page 4.
Recent Private Placement
3.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the Securities Purchase Agreement that you have made or may be required to make to Hale Fund Management and EREF ACE, any affiliate of these entities, or any person with whom these entities has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to ACE*COMM from the sale of the convertible notes and the total possible payments to Hale Fund Management, EREF ACE and any of their affiliates in the first year following the sale of convertible debentures.

RESPONSE:	The requested disclosure has been set forth in the table on page 14 under “Recent Private Placement.”
4.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:
•	the total possible profit Hale Fund Management and EREF ACE could realize as a result of the conversion discount for the securities underlying the convertible notes, presented in a table with the following information disclosed separately:
o	the market price per share of the securities underlying the convertible notes on the date of the sale of the convertible notes;

o	the conversion price per share of the underlying securities on the date of the sale of the convertible notes, calculated as follows:
▪	if the conversion price per share is set at a fixed price, use the price per share established in the convertible notes; and

▪	if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible notes and determine the conversion price per share as of that date;

▪	the total possible shares underlying the convertible notes (assuming no interest payments and complete conversion throughout the term of the notes);

▪	the combined market price of the total number of shares underlying the convertible notes, calculated by using the market price per share on the date of the sale of the convertible notes and the total possible shares underlying the convertible notes;

▪	the total possible shares the selling stockholders may receive and the combined conversion price of the total number of shares underlying the convertible notes calculated by using the conversion price on the date of the sale of the convertible notes and the total possible number of shares the selling stockholders may receive; and

▪	the total possible discount to the market price as of the date of the sale of the convertible notes, calculated by subtracting the total conversion price on the date of the sale of each convertible note from the combined market price of the total number of shares underlying the convertible note on that date.

If there are provisions in the convertible notes that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.
RESPONSE: We note the Staff’s comment and respectfully advise that because the senior secured convertible notes were issued at a fixed conversion price with respect to principal payments that is in excess of the market price per share on the date of sale of the notes, the notes were not issued at a conversion discount. We further advise the Staff that with respect to payments of interest in shares, the conversion rate will be calculated based on a 7% discount to the market price on the date of conversion, which price is based on the VWAP for each of the 20 consecutive trading days prior to payment. In light of the Staff’s comment requesting disclosure of the total possible profit Hale Fund Management and EREF ACE could realize as a result of the conversion discount for the securities underlying the convertible notes “assuming no interest payments,” we have not included the requested tabular disclosure in the prospectus since the only discount that exists relates to interest.
     The notes are convertible, from time to time, into shares of our common stock at a fixed conversion price of $0.80 per share, subject to certain standard adjustments including “full ratchet” and other provisions which adjust the conversion rate in the event of a stock split, stock dividend, business combination or similar corporate transaction.
5.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:
•	the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by Hale Fund Management, EREF ACE or any affiliates of Hale Fund Management and EREF ACE, presented in a table with the following information disclosed separately:
o	market price per share of the underlying securities on the date of the sale of that other security;

o	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:
▪	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

▪	if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;
o	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

o	the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

o	the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

o	the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.
RESPONSE: We respectfully advise the Staff that other than with respect to the senior secured convertible notes and warrants issued in June 2007, and the shares issuable pursuant to such notes and warrants, the selling stockholders and any affiliates thereof do not own any securities underlying any other warrants, options, notes, or other securities issued by the Company.
6.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:
•	the gross proceeds paid or payable to ACE*COMM in the convertible notes transaction;

•	all payments that have been made or that may be required to be made by ACE*COMM that are disclosed in response to comment three above;

•	the resulting net proceeds to ACE*COMM; and

•	the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of ACE*COMM that are held by Hale Fund Management, EREF ACE or any affiliates of these entities that is disclosed in response to comments four and five above.
Further, please provide us, with a view toward disclosure in the prospectus, with disclosure — as a percentage — of the total amount of all possible payments (as disclosed in response to comment three) and the total possible discount to the market price of the shares underlying the convertible debentures (as disclosed in response to comment four) divided by the net proceeds to ACE*COMM from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.
RESPONSE: The disclosure regarding gross proceeds, payments made or required to be made by the Company to the selling stockholders and the resulting net proceeds to the Company is set forth in the table on page 14 under “Recent Private Placement.” With respect to the combined total possible profit to be realized as a result of any conversion discounts, we direct your attention to our response number four.
     7. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between ACE*COMM (or any of its predecessors) and Hale Fund Management and EREF ACE, any affiliates of Hale Fund Management and EREF ACE or any person with whom Hale Fund Management and EREF ACE has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:
•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than Hale Fund Management and EREF ACE, affiliates of the company, or affiliates of Hale Fund Management and EREF ACE;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•	the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than Hale Fund Management and EREF ACE, affiliates of the company, or affiliates of Hale Fund Management and EREF ACE, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).
RESPONSE: We advise the Staff that the requested disclosure has not made because there were no prior securities transactions between the Company (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom the selling stockholders have a contractual relationship regarding the transaction (or any predecessors of those persons). Disclosure was added to Amendment No. 1 to confirm the absence of prior securities transactions. Please see page 15 in the “Selling Stockholders” section.
8.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:
•	the number of shares outstanding prior to the convertible notes transaction that are held by persons other than Hale Fund Management and EREF ACE, affiliates of the company, and affiliates of Hale Fund Management and EREF ACE;

•	the number of shares registered for resale by Hale Fund Management, EREF ACE or affiliates of these entities in prior registration statements;

•	the number of shares registered for resale by Hale Fund Management, EREF ACE or affiliates of these entities that continue to be held by them;

•	the number of shares that have been sold in registered resale transactions by Hale Fund Management, EREF ACE or their affiliates; and

•	the number of shares registered for resale on behalf of Hale Fund Management and EREF ACE or their affiliates in the current transaction.
In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.
RESPONSE: The requested disclosure regarding the number of shares outstanding prior to the convertible notes transaction that are held by persons other than Hale Fund Management and EREF ACE, affiliates of the company, and affiliates of Hale Fund Management and EREF ACE and the number of shares registered for resale on behalf of Hale Fund Management and EREF ACE or their affiliates in the current transaction has been provided in the “Selling Stockholders” section on page 15.
9.	Please provide us, with a view toward disclosure in the prospectus, with the following information:
•	whether ACE*COMM has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

•	whether – based on information obtained from the selling stockholders – the selling stockholders have an existing short position in the company’s common stock and, if they have an existing short position in the company’s stock, the following additional information:
o	the date on which they entered into that short position; and

o	the relationship of the date on which they entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).
     RESPONSE: The requested disclosure regarding the Company’s financial ability to make all payments is set forth on page 12. We supplementally advise the Staff that based on information obtained from the selling stockholders, the selling stockholders do not have an existing short position in the Company’s common stock.
10.	Please provide us, with a view toward disclosure in the prospectus with:
•	a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between ACE*COM (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom the selling stockholders have a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

•	copies of all agreements between ACE*COMM (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom the selling stockholders have a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.
If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.
     RESPONSE: It is the Company’s view that such a description of the relationships and arrangements between and among those parties is already presented in the prospectus under the “Recent Private Placement” and “Selling Stockholders” sections. We further advise the Staff that all such material agreements between and/or among the parties are included as exhibits to this registration statement.
Recent Private Placement
     11. In responding to the preceding comment please ensure that the description of the convertible notes under the heading “Recent Private Placement” is materially complete. In this respect, it appears that various terms of those notes are not described in a readily understandable fashion, such as the quantitative nature of the material financial covenants you reference. Similarly, the description of the warrants should be materially complete, but the references to the “re-load” provision and the call rights of those securities do not appear to be discussed in materially complete terms. Additionally, you seek to incorporate by reference portions of a 10-Q to provide information concerning the use of proceeds of the sale of the convertible notes. Please tell us why you believe that the incorporation by reference in this section of the prospectus is consistent with the requirements of Rule 411 and Form S-3.
     RESPONSE: The disclosure under “Recent Private Placement” starting on page 12 has been revised to provide a discussion of the material terms of the senior secured convertible notes, including the quantitative nature of the referenced financial covenants. We have provided similarly enhanced disclosure regarding the warrants, including with respect to the “re-load” provision and the call rights. The reference to information incorporated from our Form 10-Q regarding the repaid lines of credit has been removed from the prospectus.

Undertakings
12.	We note you currently include both the undertaking from Item 512(a)(5)(i) and (ii). Tell us why you believe you may rely upon both Rules 430B and 430C or revise to include only the undertaking applicable to this transaction.
     RESPONSE: We have revised the undertaking in accordance with the Staff’s comment.
Exhibit 5.1
13.	Your legal opinion states that counsel is “of the opinion that upon issuance of the 1 Shares upon conversion of the notes, payment of interest under the notes and exercise of the warrants, all in accordance with the Articles, the Bylaws and the Documents, the Shares will be validly issued, fully paid, and nonassessable” (emphasis added). However, whether such actions are in accordance with your Articles of Incorporation and Bylaws appears to be a fact easily discernible by counsel and inappropriate to assume in providing this opinion. Please have counsel revise their opinion to remove this assumption or provide an analysis as to why such information cannot be ascertained.
     RESPONSE: We have revised the legal opinion to remove the referenced assumption.
*     *     *
     The Company appreciates the Staff’s prompt review of this response. Should you have any follow-up questions, please call me at (202) 637-5736.
Sincerely,
/s/ Steven Kaufman
Steven Kaufman, Esq.
cc: Steven R. Delmar